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                                                                     Exhibit 3.1

                                [LOGO] BRASCAN


April 8, 2002

Dear Trilon Shareholders:

   I am pleased to enclose an offer whereby Brascan is offering to purchase all of the Class A and Class B Shares of Trilon that it does not already own. As you probably know, Brascan currently owns 70% of the Class A and Class B shares of Trilon.

   An independent committee of the Trilon board of directors was established to review the transaction. The independent committee of Trilon, based in part on advice from their financial advisor TD Securities Inc., unanimously recommends that Trilon shareholders accept our offer.

   Furthermore, Trilon's directors and senior officers have advised that they intend to tender their Trilon shares to the offer.

The Offer

   Brascan has offered to purchase all of the Trilon Class A and Class B shares that it does not already own at a price of $17.00 for each Trilon share. Trilon shareholders may elect to receive payment for each of their Trilon shares in three different ways:

  (i) $17.00 in cash, subject to pro ration and other adjustments as described in the offer;

  (ii) 0.5 of a Brascan Class A Limited Voting Share ("Brascan Shares"), subject to pro ration as described in the offer; or

  (iii) 0.678 of a $25.00 Brascan Non-Cumulative Class A Preference Shares, Series 11 and $0.05 in cash.

Reasons to Accept the Offer

   We believe that shareholders of Trilon should accept the offer for the following reasons:

  . Trilon directors recommend acceptance of the offer - Your board of directors, including the members of the independent committee established to review the transaction, unanimously recommends that Trilon shareholders tender their shares to the offer.

  . Independent fairness opinion supports the offer - TD Securities Inc., the independent financial advisors to the independent committee, has provided its written opinion that the consideration to be paid by Brascan is fair, from a financial point of view, to Trilon's minority shareholders.

  . Independent valuation of the Trilon shares supports the offer - The value of the consideration being offered is in the upper range of the valuation of Trilon's Class A and Class B shares prepared by TD Securities Inc., which determined that the value of Trilon's Class A and Class B shares is in a range of $15.65 to $17.45 per share.

  .  The offer price represents a premium over previous trading prices -
      While the value of the consideration being offered represents a modest premium to the trading price immediately prior to the offer being announced, the value represents a 20% premium to the price Trilon's Class A shares traded at 3 months ago, and a 42% premium to the price at which Trilon repurchased Class A shares under a substantial issuer bid completed 15 months ago.

  . Flexible consideration to meet shareholder objectives - Shareholders are being offered alternative forms of consideration designed to suit their individual needs. Shareholders can elect to receive their payment 100% in Brascan shares or 100% in cash, subject to pro ration. Furthermore, shareholders can elect to receive their payment in the form of Brascan Class A Preference Shares, Series 11, without limit, so that they can both defer capital gains taxes and increase the yield on the securities received. Brascan's Class A Preference Shares, Series 11 will pay a dividend of $1.375 per share per annum, representing a dividend yield of 5.5% per annum.
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  .  Brascan shares represent underlying value in excess of the transaction price - If you choose to receive payment in Class A shares of Brascan, you will receive shares based on a valuation of $34.00 per Brascan share. Based on publicly disclosed information in Brascan's 2001 annual report, management of Brascan believes that, as of December 31, 2001, the underlying value of Brascan was $42.90 per share.

  . Brascan Class A shares provide shareholders with greater liquidity than Trilon shares - The market capitalization of Trilon's public float is $775 million as at the date of this letter, whereas the market capitalization of Brascan's public float is $4.8 billion. Furthermore, the average daily trading volume of Trilon's Class A Shares was $1.4 million during the three month period prior to the offer being made, compared with Brascan's average daily trading volume of $12.2 million over the same period. In addition, Trilon is listed only in Toronto, while Brascan is listed on both the Toronto and New York Stock Exchanges.

  . Brascan owns additional high quality businesses - Brascan owns a number of high-quality businesses in addition to Trilon, including some of the highest quality real estate in North America, such as BCE Place in Toronto and The World Financial Center in New York, as well as one of the lowest cost power generation businesses in North America. Trilon shareholders who elect to receive Brascan shares will own an interest in these businesses in addition to continuing to own an interest in Trilon's financial services business.

  . Brascan and Trilon are stronger as a combined entity - We believe that, together as one merged entity, Brascan and Trilon will be stronger financially and operationally. As a result, we will be able to create even greater value by combining our resources as we move forward.

In Summary

   In Brascan's 2001 annual report, we described our plans to achieve our return on equity and other objectives over the next five years. One of the objectives is to complete the final steps of transforming Brascan from a diversified holding company with many investments to a focused and growing operating business which currently consists of three main operations - real estate, financial services and power generation.

   The Trilon offer fits with this objective. With this in mind, we believe we have made a fair and equitable offer to Trilon shareholders. We do hope that you will decide to tender your shares and become a Brascan shareholder. If you do, and we succeed in accomplishing what we have planned, you will receive enhanced value for your investment in the years ahead through your Brascan shares.

   While we cannot guarantee the future, we do believe that we have laid solid foundations for future growth. Thank you for your consideration of this offer, and for those of you who elect to accept the offer and receive Brascan shares, we welcome you as new shareholders.

                                       Yours very truly,

                                    /s/J. Bruce Flatt

                                       J. Bruce Flatt
                                       President and Chief Executive Officer

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